PARTNERS FINANCIAL CORPORATION

March 14, 2005

FACSIMILE / OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, NW

Mail Stop 4-8

Washington, DC 20549-0408

(202) 942-9530

Attention: Christian Windsor, Esq.

Re:	Form SB-2 Registration Statement under the Securities Act of 1933 as filed by Partners Financial Corporation, File No. 333-120068

Gentlemen:

Pursuant to 17 C.F.R. Section 230.461, Partners Financial Corporation, by and through its duly authorized officer, hereby requests acceleration of the effective date of the above referenced Registration Statement to 8:00 A.M., March 18, 2005, or as soon as practicable thereafter. In connection with this request, we acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to our filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in our filing; and

•	We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, PARTNERS FINANCIAL CORPORATION

/s/ James S. Weaver
James S. Weaver
Principal Executive Officer, Chief Executive Officer and President

cc:	A. George Igler, Esq.